Exhibit 99.4

UBIC, Inc. Reports Unaudited Fourth Quarter and Full Fiscal Year 2015 Financial Results

Q4 FY15 Net Sales up 87.8% YOY to JPY1,825 million

Q4 FY15 Gross Profit up 120.5% YOY to JPY871 million

Q4 FY15 Gross Margin expands to 48% from 41% in Q4 FY14

TOKYO, May 13, 2015 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big-data analysis services, today announced its unaudited financial results for the fiscal fourth quarter (“fourth quarter FY2015”) and fiscal year ended March 31, 2015. All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

Fiscal Year 2015 Financial Highlights

•                  Net sales increased by 50.4% year over year to JPY6,274 million (US$52.3 million).

•                  Gross profit increased by 68.2% year over year to JPY3,131 million (US$26.1 million).

•                  Net sales from eDiscovery services increased by 62.1% year over year to JPY2,635 million (US$22.0 million).

•                  Net sales from eDiscovery solutions increased by 49.1% year over year to JPY3,198 million (US$26.7 million).

“We are very pleased to close fiscal year 2015 with the strongest quarterly top-line performance in our company’s history, driven by the increasing adoption of our proprietary Behavioral Informatics solutions by global corporations,” stated UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto. “In addition to our robust revenue growth, we were also able to improve our gross margin to 50% for the full fiscal year 2015 from 45% in the prior year, as we further scaled our eDiscovery business which utilizes our advanced predictive coding software. We continue to realize significant dividends from our strategic investment in the US eDiscovery firm Techlaw Solutions, Inc., which occurred in August 2014. Their robust eDiscovery experience and deep relationships in the U.S. legal industry have opened numerous doors for us in North America, and helped to accelerate our expansion into this key market, in terms of both pipeline and revenue growth.

“UBIC continues to make progress in its evolution from being a leading provider of Asian language eDiscovery support services to being a first-mover in bringing unique AI technologies developed in the legal technology industry into new fields such as manufacturing, healthcare and marketing. On the manufacturing side, we partnered with Toyota to develop an AI-powered intellectual property valuation tool, and in healthcare, we began collaborating with NTT Medical Center to develop a system to create a safer environment for patients under care. Looking ahead to fiscal 2016, our two main strategies are: first, to expand our litigation support business by introducing more innovative solutions and developing key sales channels in our growth regions such as North America; and second, to diversify into new industries by indentifying opportunities for our AI-powered solutions to create additional value. With our improving financial performance, healthy balance sheet, strong partners and superior technology, UBIC is very well-positioned to both expand regionally and diversify into new industries.”

Fourth Quarter Financial Results for the year ended March 31, 2015

SALES: Net sales for the fourth quarter FY2015 increased by 87.8% to JPY1,825 million (US$15.2 million), from JPY972 million in the prior year period, primarily driven by the increase in revenue from large eDiscovery projects in North America.

GROSS PROFIT: Gross profit for the fourth quarter FY2015 increased by 120.5% to JPY871 million (US$7.3 million), from 395 million in the prior year period. Gross margin was 47.8% compared with 40.6% in the prior year period. These increases were primarily attributable to the increase in revenues and change in product mix.

OPERATING EXPENSES AND INCOME/LOSS: Total operating expenses for the fourth quarter FY2015 were JPY829 million (US$6.9 million), compared to JPY648 million in the prior year period. Operating income increased to JPY42 million (US$0.4 million) from an operating loss of JPY253 million in the prior year period.

NET INCOME/LOSS: Net income for the fourth quarter FY2015 was JPY18 million (US$0.2 million), compared to a net loss of JPY286 million in the prior year period.

EARNING PER SHARE: Net income per ordinary share for the fourth quarter FY2015 was JPY0.52.

As of March 31, 2015, the Company had a total of 35,491,360 ordinary shares outstanding, or the equivalent of 17,745,680 ADSs.

BALANCE SHEET: The Company’s cash and deposits increased to JPY2.7 billion (US$22.7 million) as of March 31, 2015, from JPY1.5 billion as of March 31, 2014.

Financial Outlook

For the fiscal year ending March 31, 2016, the Company expects sales to be approximately JPY8,000 million (US$66.7 million), representing year-over-year growth of approximately 27.5%; and for operating income to be approximately JPY600 million (US$5.0 million). These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information. For additional information on the Company’s financial performance, please refer to the Company’s SEC filings at http://ir.ubicna.com/.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY119.96 to US$1.00, the noon buying rate in effect on March 31, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its proprietary AI-based software program, “VIRTUAL DATA SCIENTIST” or VDS. Developed by UBIC based on knowledge acquired through its litigation support services, the VDS program incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying VDS to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of eDiscovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides eDiscovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC